

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2023

Michael S. Helm
Chief Financial Officer and Chief Accounting Officer
Berry Corporation (bry)
16000 Dallas Parkway, Suite 500
Dallas, Texas 75248

>   **Re: Berry Corporation (bry)**
>   **Form 10-K for Fiscal Year Ended December 31, 2021**
>   **File No. 001-38606**

Dear Michael S. Helm:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Energy & Transportation